Contact

www.linkedin.com/in/william-lee-24901118 (LinkedIn)
frontlinebioenergy.com (Company)

Top Skills

Waste to Energy
Project Management
Biofuels

William Lee

Founder and Master Distiller at Gate 11 Distillery
Soddy-Daisy, Tennessee, United States

Summary

Veteran distiller and pioneering bioenergy executive who has built an award-winning micro-distillery at the historic Chattanooga Choo Choo Railway Terminal.

Experience

Gate 11 Distillery
Founder and Master Distiller
November 2017 - Present (7 years 3 months)
Chattanooga, Tennessee, United States

Whitefox Technolgies Ltd
Strategic Advisor
June 2018 - May 2023 (5 years)
London, England, United Kingdom

Ridgecroft Refining LLC
President and CTO
October 2014 - November 2017 (3 years 2 months)
Soddy Daisy, Tennessee Area

In 2014, Lee founded Ridgecroft Refining LLC - a specialty chemicals processing and technology design company with target markets in the fragrance, flavors and beverage alcohol industries. The company is currently developing a craft distillery project to be located in Chattanooga, Tennessee.

ACS CANN Subdivision
member
2016 - 2016 (less than a year)

Frontline BioEnergy LLC
Chief Executive Officer
June 2009 - December 2013 (4 years 7 months)

Report to a five member Manager Committee of owners - complete P&L responsibility

Bringing senior executive leadership to an energetic and innovative technical team focused on waste to energy utilizing gasification technologies
Developed a new Business Development team to strengthen marketing effort
Prioritizing waste to energy project development
Refined and articulated a stronger value proposition with broad applicability across renewable energy sectors
Led a successful Series A investment round with founding partner Chippewa Valley Ethanol Company
Currently developing plans to conduct a Series B investment round
Served as Director (2005 to 2009)

Waste to Energy Group
Member
2010 - 2010 (less than a year)

CHIPPEWA VALLEY ETHANOL COMPANY
General Manager
January 1996 - October 2009 (13 years 10 months)
Reported to the Board of Directors of a 950 member cooperative
Twelve straight years of ethanol production increase
Consistently above industry ethanol yield averages

Finance/Risk Management:

Worked with cooperative bank lenders to finance original plant, major expansion and current operations

Construction Management/Plant Start-ups:

Managed the $28 million turn-key plant construction project for the initial 15-MM gpy plant - 1996
Constructed and started up a $3 million commercial industrial alcohol refinement system - 2000
Constructed and started up a $26 million, 20-MM gpy expansion - 2003.
Constructed $20 million biomass gasifier project to replace natural gas inputs

Marketing:

One of five founders of Renewable Products Marketing Group (RPMG)

Founder and President of CVEC's wholly-owned subsidiary Glacial Grain Spirits (GGS), created and developed a specialty alcohol businesses including Prairie Organic Vodka.Created a direct marketing program for E-85 that was expanded to a network of over 115 regional retailers.

Innovation/New Technologies:

In 2005, was one of five co-founders of Frontline BioEnergy, LLC which worked in partnership with CVEC to install a biomass gasification system to displace natural gas energy inputs at CVEC's ethanol facility.
Responsible for managing the scale-up of gasifier capacity from 5 tpd pilot to 75 tpd commercial system
Installed technology to separate oil from our corn solubles with applications including feed oil ingredient, bio-diesel input and gasification feed-stock.

In 2003, created a novel purification technology to produce Shakers Vodka

Glacial Grain Spirits
President
1997 - 2009 (12 years)

Delta-T Corporation
Manager of Projects
1994 - 1996 (2 years)

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Education

Washington University in St. Louis
BS, Chemical Engineering · (1980 - 1984)

University of Tennessee-Knoxville
Bachelor of Arts (B.A.), Geology/Earth Science, General · (1969 - 1973)